UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO


           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                                  Celanese AG
                      (Name of Subject Company (issuer))

                     BCP Crystal Acquisition GmbH & Co. KG
                    an indirect wholly-owned subsidiary of
                        BCP Luxembourg Holdings S.ar.l.
                     (Names of Filing Persons (Offerors))

                         Ordinary Shares, no par value
                        (Title of Class of Securities)

                                   D1497A101
                     (CUSIP Number of Class of Securities)

                                   Chinh Chu
                     BCP Crystal Acquisition GmbH & Co. KG
                         c/o The Blackstone Group L.P.
                                345 Park Avenue
                           New York, New York 10154
                                (212) 583-5000

                                   Copy to:
                          William R. Dougherty, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000

             (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)


                           Calculation of Filing Fee

--------------------------------------- ---------------------------------------
Transaction valuation*                                    Amount of filing fee

Not applicable                                                  Not applicable
--------------------------------------- ---------------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:
                  Form or Registration No.:
                  Filing Party:
                  Date Filed:

/x/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                   /X/ third-party tender offer subject to Rule 14d-1. / / issuer tender offer subject to Rule 13e-4.
                   / / going-private transaction subject to Rule 13e-3. / / amendment to Schedule 13D under Rule 13d-2.



Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Press release of BCP Crystal Acquisition GmbH & Co. KG, dated December 16, 2003.


                   Blackstone Announces Intention to Launch

                    Friendly Takeover Offer for Celanese AG

   o  Voluntary tender offer of EUR 32.50 per share
   o  Transaction with an enterprise value of EUR 3.1 billion
   o  Celanese Management Board and main shareholder KPC support tender offer

December 16, 2003: BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership controlled by a group of funds advised by The Blackstone Group, New York, today announced its decision to make a voluntary takeover offer (the "Offer") for all of the outstanding shares of Celanese AG, Kronberg i.T. (WKN 575300). BCP Crystal Acquisition GmbH & Co. KG intends to offer a price per share of EUR 32.50. This is above the all-time-high closing price and represents a premium of 46% over the average daily volume-weighted price per share of Celanese in 2003, and a premium of 13% over the three-month volume-weighted average daily closing share price of EUR 28.66.

With a total transaction value of approximately EUR 3.1 billion including the value of Celanese's current net debt and pension and post-retirement benefit obligations, this transaction is one of the largest transactions in 2003 and also the largest public-to-private offer in Germany to date. It is also the first dual jurisdiction tender offer in Germany and the US since the Takeover Act was enacted in Germany.

Celanese management is supportive of the Offer.

Stephen A. Schwarzman, President and CEO of The Blackstone Group, commented:
"Blackstone views Celanese as an attractive vehicle for growth with ongoing opportunities for operational enhancements and execution of strategic initiatives, including acquisitions and restructurings. Blackstone believes that taking Celanese private will provide the Company with increased flexibility to more actively pursue its strategic objectives."

Celanese AG's largest shareholder, Kuwait Petroleum Corporation ("KPC"), holding approximately 29% of the shares of Celanese AG (excluding treasury shares), has undertaken to accept the tender offer.

The takeover offer will be conditioned on the receipt of antitrust clearances and will contain further conditions that will be described in the offering materials. BCP Crystal Acquisition GmbH & Co. KG expects that these conditions will include a minimum acceptance condition of 85% of the issued ordinary shares (excluding the treasury shares), the absence of any material adverse change with respect to Celanese AG and other, mostly customary, conditions. Blackstone will provide the equity funding for the transaction and Morgan Stanley and Deutsche Bank have provided firm financing commitments for the remaining funds required to complete the transaction.

In addition to its offer price of EUR 32.50 per share, BCP Crystal Acquisition GmbH & Co. KG also intends to arrange for a pre-funding of approximately $460 million (approximately EUR 380 million based on current exchange rates) into Celanese's pension funds, covering a large part of the underfunding of those funds.

The Blackstone Group, a leading global investment firm, was founded in 1985. Blackstone Capital Partners IV is the largest institutional private equity fund ever raised at $6.45 billion. The firm has raised in excess of $25 billion for alternative asset investing since its formation, including over $14 billion for private equity investing. Blackstone is headquartered in New York. Blackstone is advised on its European investments by offices in London and Hamburg. The latter office was recently opened to advise on fund investments in the German speaking and Northern European markets. Blackstone's policy is only to pursue strictly friendly transactions.

Celanese was spun off in 1999 from the former Hoechst AG and is a global industrial chemicals company that operates five principal business segments:
Acetyl products; chemical intermediates; acetate products; Ticona and Nutrinova. Celanese had revenues of (euro) 4.3bn in 2002, employing 10,700 world-wide. The share price of Celanese at the time of the spin off in 1999 was (euro)16.

The offer document (Angebotsunterlage), when available, will be published by BCP Crystal Acquisition GmbH & Co. KG at the web site www.tbg-cag.de and in the Borsen Zeitung (or, on days on which the Borsen Zeitung is not published, in the Frankfurter Allgemeine Zeitung) after the approval by the Bundesanstalt fur Finanzdienstleistungsaufsicht ("BAFin"). The offer document, when available, may also be obtained at the SEC's website, www.sec.gov. The approval by BAFin is expected in early February 2004.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG. At the time the takeover offer is commenced, BCP Crystal Acquisition GmbH & Co. KG will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the takeover offer. Investors and Celanese AG shareholders are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by BCP Crystal Acquisition GmbH & Co. KG with the SEC when they become available because they will contain important information. Investors will be able to receive these documents, when they become available, free of charge at the SEC's web site, www.sec.gov, or from BCP Crystal Acquisition GmbH & Co. KG at the web site www.tbg-cag.de.

Note regarding forward-looking statements. This news release contains "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of Celanese AG resulting from and following the proposed transaction. These statements are based on the current expectations of BCP Crystal Acquisition GmbH & Co. KG's management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. BCP Crystal Acquisition GmbH & Co. KG does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.


Contact New York:

Chinh E. Chu                          or            John Ford
Senior Managing Director                            VP Corporate Communications
The Blackstone Group                                The Blackstone Group
Tel: +1 212 583 5872                                Tel: +1 212 583 5559
Cell: +1 917 439 8326                               Cell: +1 917 952 3275
Fax: +1 212 583 5722                                Fax: +1 212 583 5256
email: chu@blackstone.com                           email: ford@blackstone.com
       ------------------                                  -------------------


Contact Germany:

Dr. Hanns Ostmeier
Geschaftsfuhrer
The Blackstone Group Deutschland
Tel: +49-40 32005-144
Fax: +49-40 32005-200
email: ostmeier@blackstone.com
       -----------------------

Announcement of the decision to make a takeover offer (Ubernahmeangebot) pursuant to Section 10 para. 1 in connection with Sections 29 and 34 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Ubernahmegesetz - "WpUG")


Bidder:

BCP Crystal Acquisition GmbH & Co. KG
Maybachstrasse 6
70469 Stuttgart
Germany
registered in the commercial register of the local court (Amtsgericht) of Stuttgart under HRA 13860

Contact:
       Chinh E. Chu
       Senior Managing Director
       The Blackstone Group, New York
       Tel: +1-212-583-5872,
       Fax: +1-212-583-5722,
       email: chu@blackstone.com

For information you may also contact:
       Dr. Hanns Ostmeier
       Geschaftsfuhrer
       The Blackstone Group Deutschland
       Tel: +49-40 32005-144,
       Fax: +49-40 32005-200
       email: ostmeier@blackstone.com


Target:

Celanese AG
Frankfurter Strasse 111
61476 Kronberg im Taunus
Germany
registered in the commercial register of the local court (Amtsgericht) of Konigstein im Taunus under HRB 5277

GERMAN SECURITIES CODE NUMBER (WKN): 575300
ISIN (Deutschland): DE0005753008
ISIN (USA): USD1497A1019

The offering materials and further information relating to the takeover offer will be published on the Internet under: http://www.tbg-cag.de
---------------------

Information provided by the Bidder:

BCP Crystal Acquisition GmbH & Co. KG, Stuttgart, a limited partnership organized under the laws of the Federal Republic of Germany and registered in the commercial register of the local court (Amtsgericht) of Stuttgart under HRA 13860, decided on 16 December, 2003, to make an offer to the shareholders of Celanese AG, Kronberg im Taunus, a stock corporation organized under the laws of the Federal Republic of Germany, to acquire all the ordinary shares with no par value (auf den Namen lautende Stuckaktien ohne Nennwert) of Celanese AG for EUR 32,50 in cash for each ordinary share by way of a voluntary public takeover offer (freiwilliges Ubernahmeangebot) in accordance with the rules of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Ubernahmegesetz - "WpUG"). The ordinary shares of Celanese AG (Global Share Certificates) are (i) listed on the Official Market (amtlicher Markt) of the Frankfurt Stock Exchange and quoted on the stock exchanges in Berlin-Bremen, Dusseldorf, Hamburg, Munich and Stuttgart (in open trading - Freiverkehr) under the German securities code number (Wertpapierkennummer) 575300 and the International Securities Identification Number DE0005753008 and (ii) listed on the New York Stock Exchange under the International

Securities Identification Number USD1497A1019.

The Management Board of Celanese AG has confirmed that it supports the proposed takeover offer. In addition, the major shareholder of Celanese AG, Kuwait Petroleum Corporation, which holds approximately 29% of the outstanding shares (excluding treasury shares) in the company, has undertaken vis-a-vis BCP Crystal Acquisition GmbH & Co. KG to accept the takeover offer.

The takeover offer by BCP Crystal Acquisition GmbH & Co. KG will be conditioned on the receipt of antitrust clearances and will contain further conditions that will be described in the offering materials. BCP Crystal Acquisition GmbH & Co. KG expects that these conditions will include a minimum acceptance condition of 85% of the outstanding shares (excluding the treasury shares), the absence of any material adverse change with respect to Celanese AG and other, mostly customary conditions. BCP Crystal Acquisition GmbH & Co. KG has received financing commitments for the funds required to complete the transaction.

BCP Crystal Acquisition GmbH & Co. KG expects to file the agreement with Kuwait Petroleum Corporation with the United States Securities and Exchange Commission (the "SEC") and it will then be made publicly available on the web site of the SEC (www.sec.gov) as well as from BCP Crystal Acquisition GmbH & Co. KG at the web site www.tbg-cag.de. A summary of other expected terms and conditions of the takeover offer will be included as an attachment to the agreement with Kuwait Petroleum Corporation. However, the summary is not a binding determination with respect to the content of the offering materials. Instead, the offering materials and the terms and conditions contained therein will be published only after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht)
(the "BaFin") has been obtained. Accordingly, the final terms and conditions of the takeover offer will be published in the Internet under http://www.tbg-cag.de in German and English only after the permission of the BaFin has been obtained for the publication. The offering materials will also be subject to review by the SEC and, when they become available, may be obtained at the SEC's web site (www.sec.gov). This publication is expected to be made at the beginning of February 2004.

BCP Crystal Acquisition GmbH & Co. KG is controlled by a group of investment funds advised by The Blackstone Group. The Blackstone Group, a leading global investment firm, was founded in 1985. The firm has raised in excess of $25 billion for alternative asset investing since its formation, of which over $14 billion has been used for private equity investing, including Blackstone Capital Partners IV, the largest institutional private equity fund ever raised at $6.45 billion. Blackstone is headquartered in New York. Blackstone is advised on its European investments by offices in London and Hamburg. The latter office was recently opened to advise on investments in the German speaking and Northern European markets. Blackstone's policy is to only pursue transactions that are fully supported by management of the target company.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG. At the time the takeover offer is commenced, BCP Crystal Acquisition GmbH & Co. KG will file a tender offer statement with the SEC with respect to the takeover offer. Investors and Celanese AG shareholders are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by BCP Crystal Acquisition GmbH & Co. KG with the SEC when they become available because they will contain important information. Investors will be able to receive these documents, when they become available, free of charge at the SEC's web site (www.sec.gov), or from BCP Crystal Acquisition GmbH & Co. KG at the web site www.tbg-cag.de.

Note regarding forward-looking statements. This announcement contains "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of Celanese AG resulting from and following the proposed transaction. These statements are based on the current expectations of BCP Crystal Acquisition GmbH & Co. KG's management and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. BCP Crystal Acquisition GmbH & Co. KG does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Stuttgart, 16 December, 2003
BCP Crystal Acquisition GmbH & Co. KG

End of announcement (c)DGAP 12/16/2003
--------------------------------------
Listed on the Official Market (amtlicher Markt) in Frankfurt (Prime Standard); quoted in Berlin-Bremen, Dusseldorf, Hamburg, Munchen und Stuttgart; listed on the NYSE.

Extract from a website that BCP Crystal Acquisition GmbH has designated, in accordance with German law, for the publication of information and documents in connection with its intended voluntary public takeover offer to acquire the shares of Celanese AG. The web site can be found at http://www.tbg-cag.de.

[FIRST PAGE]


You are now entering the web site that BCP Crystal Acquisition GmbH & Co. KG, Stuttgart, organized under the laws of the Federal Republic of Germany, has designated for the publication of information and documents in connection with its intended voluntary public takeover offer (freiwilliges offentliches Ubernahmeangebot) to acquire the shares of Celanese AG, Kronberg im Taunus.


[SECOND PAGE]


Legal Notes
Legal Information By means of this web site, BCP Crystal Acquisition GmbH & Co. KG is complying with its publication obligations under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und
Ubernahmegesetz - "WpUG").

Please note that the information contained on this web site and the documents posted on this web site will not be continuously updated. BCP Crystal Acquisition GmbH & Co. KG will, however, comply with all legal requirements related to publication and other disclosure in Germany (for example, pursuant to sections 21 and 23 para. 1 WpUG) and in the United States of America.

The publication of information and the posting of documents on this web site is made exclusively by BCP Crystal Acquisition GmbH & Co. KG. Please note that, to the extent documents or other information deriving from or issued by Celanese AG or other third parties are made available on this web site, BCP Crystal Acquisition GmbH & Co. KG has not reviewed and will not review the content of such documents and other information for accuracy and completeness. Accordingly, BCP Crystal Acquisition GmbH & Co. KG cannot guarantee the accuracy and the completeness of such information and does not assume any liability therefor. Users who access such information from Celanese AG or other third parties should therefore not rely on the accuracy and completeness of such information without having received confirmation of its accuracy and completeness from the respective source.

Note regarding forward-looking statements. The information on this web site and the documents posted on this web site may contain "forward-looking statements". Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of Celanese AG resulting from and following the proposed transaction. These statements are based on the current expectations of BCP Crystal Acquisition GmbH & Co. KG's management and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. BCP Crystal Acquisition GmbH & Co. KG does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Note: All information contained on this web site is and all documents posted on this web site are intended exclusively for information purposes and the compliance with the provisions of the German Securities Acquisition and Takeover Act. None of the information and none of the documents available on this web site constitutes and is not to be construed as a commitment, representation or contract legally binding upon BCP

Crystal Acquisition GmbH & Co. KG. The information provided on this web site is in particular not and is not to be construed as an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG. Furthermore, none of the information and none of the documents available on this web site constitutes or is to be construed as the publication of an offer subject to foreign law.

At the time the takeover offer is commenced, BCP Crystal Acquisition GmbH & Co. KG will file a tender offer statement with the U.S. Securities and Exchange Commission ("SEC") with respect to the takeover offer. Investors and Celanese AG shareholders are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by BCP Crystal Acquisition GmbH & Co. KG with the SEC when they become available because they will contain important information. Investors will be able to receive these documents, when they become available, free of charge at the SEC's web site (http://www.sec.gov) or at this web site.

I hereby confirm that I have read the legal notes above.



[THIRD PAGE]

BCP Crystal Acquisition GmbH & Co. KG, Stuttgart, a limited partnership organized under the laws of the Federal Republic of Germany and registered in the commercial register of the local court (Amtsgericht) of Stuttgart under HRA 13860, decided on 16 December, 2003, to make an offer to the shareholders of Celanese AG, Kronberg im Taunus, a stock corporation organized under the laws of the Federal Republic of Germany, to acquire all the ordinary shares with no par value (auf den Namen lautende Stuckaktien ohne Nennwert) of Celanese AG for EUR 32.50 in cash for each ordinary share by way of a voluntary public takeover offer (freiwilliges Ubernahmeangebot) in accordance with the rules of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Ubernahmegesetz - "WpUG").

The offer document containing the final terms and conditions of the takeover offer will be published only after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht - the "BaFin") has been obtained. The final terms and conditions of the takeover offer will be published on this web site in German and English only after permission of the BaFin has been obtained for the publication. The offering materials will also be subject to review by the SEC and, when they become available, may be obtained at the SEC's web site, http://www.sec.gov. This publication is expected to be made at the beginning of February, 2004.

At the time the takeover offer is commenced, BCP Crystal Acquisition GmbH & Co. KG will file a tender offer statement with the U.S. Securities and Exchange Commission ("SEC") with respect to the takeover offer. Investors and Celanese AG shareholders are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by BCP Crystal Acquisition GmbH & Co. KG with the SEC when they become available because they will contain important information. Investors will be able to receive these documents, when they become available, free of charge at the SEC's web site (http://www.sec.gov) or at this web site.

Publications of BCP Crystal Acquisition GmbH & Co. KG
     o [Link to Announcement of the decision to launch a tender offer according to Sec. 10 para. (1) in connection with Secs. 29, 34 WpUG]

     o  [Link to Press Release]